UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated April 4, 2019

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐             No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ☐ .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-219583), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a Stock Exchange Announcement dated 4 April, 2019 entitled ‘VODAFONE CLOSES US$2 BILLION HYBRID SECURITIES OFFERING’

RNS: 2084V

Vodafone Group Plc

(“Vodafone”)

VODAFONE CLOSES US$2 BILLION HYBRID SECURITIES OFFERING

On 4 April 2019, Vodafone closed a US$2 billion hybrid securities offering. The securities are due on 4 April 2079. Vodafone has applied to list the securities on the New York Stock Exchange. The securities have a euro equivalent rate of 4.38%.

This concludes Vodafone’s funding requirements for the acquisition of Liberty Global’s assets in Germany, the Czech Republic, Hungary and Romania, having raised a total of €20.2 billion at an average euro equivalent rate of 2.3% and a weighted average maturity of 9.7 years.

Forward-looking statements

This announcement contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the use of proceeds from Vodafone’s SEC-registered capital securities offering. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found by referring to the information contained under the heading “Risk management’’ beginning on page 38 of Vodafone’s Annual Report on Form 20-F for the financial year ended 31 March 2018 and ‘‘Risk Factors’’ on page 20 of Vodafone’s Half-Year Report for the six months ended 30 September 2018. The Half-Year Report and the Annual Report on Form 20-F can be found on Vodafone’s website (www.vodafone.com/investor). Except as otherwise stated herein and as may be required to comply with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

Contacts

Investor Relations: Telephone +44 (0) 7919 990 230

Media: www.vodafone.com/media/contact

Disclaimer

The distribution of this announcement in certain jurisdictions may be restricted and accordingly it is the responsibility of any person into whose possession the announcement comes to inform themselves about and observe such restrictions.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated:	April 4, 2019	By:	/s/ Rosemary E S Martin
		Name:	Rosemary E S Martin
		Title:	Group General Counsel and Company Secretary